Acco Group Holdings Limited

Unit 2406, 24/F

Low Block, Grand Millennium Plaza

181 Queen’s Road Central, Hong Kong

August 6, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Doug Jones

Lyn Shenk

Jenny O’Shanick

Evan Ewing

Re:	Acco Group Holdings Limited

Registration Statement on Form F-1

Filed July 18, 2025

File No. 333-288756

Ladies and Gentlemen:

We are in receipt of the comment letter dated July 28, 2025, regarding Acco Group Holdings Limited (the “Company,” “Acco,” or “we”) from the U.S. Securities and Exchange Commission staff (the “Staff”). An amended Registration Statement on Form F-1 (the “F-1/A”), which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1, is being submitted to accompany this letter. As requested by the Staff, we have provided responses to the questions raised by the Staff.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in the F-1/A. Capitalized terms used but not otherwise defined herein have the meanings set forth in the F-1/A.

Registration Statement on Form F-1 Filed July 18, 2025

Capitalization, page 61

1.	It appears the indebtedness in the table is solely the sum of current and noncurrent operating lease liabilities. If true, please revise the line description to so state. If your intention is to include in this line all operating liabilities, such as accounts payable, accrued liabilities and other payables, etc., reported in the balance sheet, revise accordingly.

RESPONSE: We note the Staff’s comment, and in response hereto, we have revised Page 61 to disclose the indebtedness consists solely of operating lease liabilities, current and non-current.

2.	In the ordinary share line item, please show the number of shares expected to be outstanding pro forma and pro forma with full exercise of over allotment shares.

RESPONSE: We note the Staff’s comment, and in response hereto, we have revised the ordinary share line item on Page 61 to show the number of shares expected to be outstanding pro forma and pro forma with full exercise of over-allotment shares.

3.	Please explain to us and disclose what the "*" at the end of the ordinary share line represents.

RESPONSE: We note the Staff’s comment, and in response hereto, we have revised Page 61 to remove the “*” at the end of the ordinary share line.

4.	Please explain to us what the net proceeds of US$5,422,957 in note (1) to the table represents. We note net proceeds on a pro forma basis reflected in the table appear to be US$5,172,957.

RESPONSE: We note the Staff’s comment, and in response hereto, we have revised Page 61 note (1) to confirm that net proceeds on a pro forma basis is US$5,172,957, instead of US$5,422,957.

5.	In note (1) to the table you mention additional paid in capital, but there is no such line in the table. Please revise as appropriate.

RESPONSE: We note the Staff’s comment, and in response hereto, we have revised Page 61 to change the line “item subscription receivable” to “additional paid-in capital”.

6.	It appears from this table total offering expenses including underwriting discounts is $1,827,043. Please reconcile this amount to the $1,017,043 of total expenses shown on page 132 and $1,337,043 expected total expenses after proceeds in the narrative following the offering price table in the forefront of the filing. Ensure all expected expenses are reflected and described.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that:

1.	The $1,017,043 of total expenses shown on page 132 is the total expenses expect to incur in connection with this Offering, which excludes the underwriting discounts, non-accountable expense allowance, out-of-pocket accountable expense allowance of US$200,000 to the Representative, and the advisory fee to the Representative of US$50,000. We have revised page 132 to clearly state the items that were excluded from the calculations of the total expenses.

2.	The calculation of the $1,337,043 expected total expenses in the narrative following the offering price table excludes the underwriter discounts of US$490,000, and only includes (1) the total expenses expect to incur in connection with this Offering ($1,017,043), (2) non-accountable expense allowance (US$70,000), (3) out-of-pocket accountable expense allowance of US$200,000 to the Representative, and (4) the advisory fee to the Representative of US$50,000. We have revised the cover page to clearly state the item that was excluded from the calculations of the total expenses, i.e. the underwriter discount.

Management

Compensation of Directors and Executive Officers, page 101

7.	Please update to reflect the information for the fiscal year ended June 30, 2025. Refer to Item 6.B of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response hereto, we have revised Page 101 to include the information of the compensation of directors and executive officers for the fiscal year ended June 30, 2025.

Related Party Transactions, page 103

8.	Please update to reflect the information for the period since the beginning of your preceding three financial years up to the date of the document. Refer to Item 7.B of Form 20-F.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised Page 103 to 105 to disclose the related party transactions up to July 31, 2025.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq., or Yarona L. Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or yly@orllp.legal.

Very truly yours,

By:	/s/ Cheung Po, LUI
Name:	Cheung Po, LUI
Title:	Chief Executive Officer

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